

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 30, 2012

Via E-Mail

Keith Schaitkin, Esq.
Icahn Capital LP
767 Fifth Avenue
New York, NY 10153

> RE: **CVR Energy, Inc.**
> **Preliminary Proxy Statement filed by Icahn Partners LP, Icahn Partners Master Fund LP, Icahn Partners Master Fund II L.P., Icahn Partners Master Fund III L.P., High River Limited Partnership, Hopper Investments LLC, Barberry Corp., Icahn Onshore LP, Icahn Offshore LP, Icahn Capital L.P., IPH GP LLC, Icahn Enterprises Holdings L.P., Icahn Enterprises G.P. Inc., Beckton Corp., Carl C. Icahn, Bob G. Alexander, Sunghwan Cho, George W. Hebard III, Vincent J. Intrieri, Samuel Merksamer, Stephen Mongillo, Daniel A. Ninivaggi, James M. Strock and Glenn R. Zander**
> **Filed on March 23, 2012**
> **File No. 001-33492**

Dear Mr. Schaitkin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement

1.   Please consider including page numbers in your proxy statement.

2.   We note that if your nominees are elected, they will constitute the entirety of the board. Please revise your disclosure to state whether this would effect a change of control under

any agreement to which the company is party and, if so, the potential effect of such a determination.

Cover Letter

3.   Please clarify, under the caption Proposal 4 in the cover letter and in the description of proposal 4, how you will determine which bylaws adopted since July 14, 2011 "appear to be adverse to the interests of the Company's stockholders."

Other Matters to be Considered at the Annual Meeting

4.   You are required to provide information that will be contained in the company's proxy statement for the annual meeting unless it is your intent to rely on Rule 14a-5(c). If you intend to rely on Rule 14a-5(c), please disclose this fact. Also, please be advised that we believe that reliance upon Rule 14a-5(c) before the company distributes the information to security holders would be inappropriate. Alternatively, if you determine to disseminate your proxy statement prior to the distribution of the company's proxy statement, you must undertake to provide the omitted information to security holders. Please advise as to your intent in this regard.

Proposal 3 - Advisory Vote on Executive Compensation

5.   Please disclose the reasons for your recommendation to vote against this proposal.

Cost and Method of Solicitation

6.   We note that you intend to solicit proxies by mail, courier services, Internet, advertising, telephone telecopier or in person. Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

7.   If you do solicit proxies via the Internet, please tell us whether you plan to solicit via internet chat rooms, and if so, tell us which websites you plan to utilize.

        Please direct any questions to me at (202) 551-3619. Please send all correspondence to us at the following ZIP code: 20549-3628.

                                                Sincerely,

                                                /s/ Daniel F. Duchovny
                                                Daniel F. Duchovny
                                                Special Counsel
                                                Office of Mergers & Acquisitions